Exhibit 99.1
News
FOR IMMEDIATE RELEASE
BMO Capital Trust to Redeem $400,000,000 Trust Capital Securities — Series B (“BMO BOaTS — Series B”)
TORONTO, November 23, 2010 — BMO Capital Trust, a subsidiary of Bank of Montreal, today announced its intention to redeem at par all of its Trust Capital Securities — Series B (“BMO BOaTS — Series B”), on December 31, 2010. The BMO BOaTS — Series B are redeemable at the Trust’s option from December 31, 2010, at a redemption amount equal to $1,000 plus unpaid indicated distributions. Notice will be delivered to BMO BOaTS — Series B holders in accordance with the terms outlined in the BMO BOaTS — Series B prospectus.
After December 31, 2010, holders of BMO BOaTS — Series B will cease to be entitled to indicated distributions and will not be entitled to exercise any rights as holders other than receiving the redemption price.
About BMO Financial Group
Established in 1817 as Bank of Montreal, BMO Financial Group is a highly diversified North American financial services organization. With total assets of $397 billion as at July 31, 2010, and more than 38,000 employees, BMO Financial Group provides a broad range of retail banking, wealth management and investment banking products and solutions. BMO Financial Group serves clients across Canada through its Canadian retail arm, BMO Bank of Montreal, and through its wealth management firms, BMO Nesbitt Burns, BMO InvestorLine and BMO Harris Private Banking. BMO Capital Markets, its North American investment and corporate banking division, provides a full suite of financial products and services to BMO’s North American and international clients. In the United States, BMO also serves clients through Chicago-based Harris, an integrated financial services organization, which provides more than one million personal and business clients with banking, lending, investing, financial planning, trust administration, portfolio management, family office and wealth transfer services.

For News Media inquiries:
Ralph Marranca, Toronto, ralph.marranca@bmo.com, 416-867-3996
Ronald Monet, Montreal, ronald.monet@bmo.com, 514-877-1873
For Investor Relations inquiries:
Viki Lazaris, Toronto, viki.lazaris@bmo.com, (416) 867-6656
Andrew Chin, Toronto, andrew.chin@bmo.com, (416) 867-7019